June 17, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (214) 880-3599

Donald F. McAleenan, Esq.
Senior Vice President and General Counsel
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

      Re: 	Builders FirstSource, Inc.
Amendment No. 5 to Form S-1
Filed June 15, 2005
File No. 333-122788


Dear Mr. McAleenan:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Management, page 69

1. The first paragraph under the list of directors and executive officers which states all members are elected annually, should be expanded to also disclose, as is stated on page 71, that immediately prior to the consummation of the offering, the company will amend and restate its articles of incorporation and by-laws to provide that board members will be divided into three classes, each of whose members will serve for a staggered three-year term.
ACCOUNTING COMMENT

Board Committees, page 71

2. If the company has appointed the members of its audit committee, the disclosure should be updated to identify the members.
ACCOUNTING COMMENT

Underwriting Agreement, Exhibit 1.1

3. With respect to the termination clause in Section 9(y)(iv),(v) of the underwriting agreement, please indicate that termination may only be based on events which result in a material impairment of the agreement to offer the securities for sale, particularly with respect to the referenced "outbreak or escalation of hostilities or acts of terrorism involving the United States . . ." and "any other calamity or crisis or any change in financial, political or economic conditions in the United States or elsewhere." Moreover, please be advised that the underwriting agreement may only be terminated based on the Underwriters` judgment in the following two circumstances:
* where there is a change in the business or properties of the company which materially impairs the investment quality of the securities; and
* where major hostilities or an act of terrorism involving the United
States, or a national or international calamity or emergency, makes it impractical or inadvisable to proceed with the completion of the sale and payment for the securities.
Accordingly, please delete the statement that the underwriters may terminate the offering if they determine that a specified event makes it impracticable or inadvisable to proceed with the public offering or the delivery of the shares on the terms and in the manner contemplated in the registration statement and the prospectus or, otherwise, supplementally explain how these provisions are consistent with a firm commitment offering.

	Please similarly revise or supplementally explain how the language in Section 9(x) relates to the occurrence of a material, adverse event affecting the issuer that materially impairs the investment quality of the shares, rather that permitting the underwriters to abrogate their obligation to purchase the shares based upon an inability to market the securities. For guidance, please refer to the First Boston Corporation no-action letter, dated
September 3, 1985.

Legality Opinion, Exhibit 5.1

4. We note counsel`s assumption that "the Company has received the entire amount of the consideration" for the secondary shares being registered for resale by the selling shareholders. Please submit a revised legality opinion that does not contain this assumption, as counsel must opine that the shares being registered for resale have been fully paid at the time the registration statement is declared effective.
NTR: CF Memo 1-98 states that counsel may assume that the investors will actually pay in full. Here, they are assuming that the shares registered for resale have been paid in full. If this assumption is incorrect, the resale shares cannot be registered because the private transaction would not be complete.

5. When submitting your revised legality opinion, please also remove the assumption related to "due [corporate] authorization by all requisite action," as this assumption is overly broad.
NTR: Page 8 of the CF Memo states that counsel cannot assume that the registrant has taken all corporate actions necessary to authorize the issuance of shares.

Tax Opinion, Exhibit 8.1

6. We note the tax opinion`s statement that the discussion in the prospectus "constitutes, in all material respects, a fair and accurate summary of the United States federal tax considerations that are anticipated to be material to Non-U.S. Holders who purchase Common Stock pursuant to the Registration Statement." Please submit a revised tax opinion that opines on the material tax consequences of the transaction, rather than the fairness or accuracy of the prospectus disclosure. We would not object to the applicability of this statement to general, non-material, tax consequences.
NTR: See page 8 of CF Memo 1-98.

7. When submitting your revised tax opinion, remove the statement that "[t]his opinion is furnished to you solely for your benefit in connection with [sic] Registration Statement and is not to be relied upon by anyone else without prior written consent," as counsel is not permitted under the federal securities laws to state or imply that investors are not entitled to rely on its opinion.



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ryan Rohn, Staff Accountant, at (202) 551-
3739
or Nathan Cheney, Assistant Chief Accountant, at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or me at (202) 551-3767 with any other questions.


Sincerely,



Jennifer Hardy
Branch Chief

cc: 	Allison L. Amorison, Esq. (via facsimile 302/651-3001)
	Skadden, Arps, Slate, Meagher & Flom LLP
	One Rodney Square
	P.O. Box 636
	Wilmington, Delaware 19899-0636
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Donald F. McAleenan
Builders FirstSource, Inc.
June 3, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

           DIVISION OF
CORPORATION FINANCE